COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES			EXHIBIT 12

( in thousands )
	Years ended December 31,
	2001	2000	1999

EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating
undistributed earnings of 20%- to 50%-owned affiliates	$266,040	$279,478	$255,247
Fixed charges excluding capitalized interest and preferred stock
dividends of majority-owned subsidiary companies	44,791	58,361	50,668

Earnings as defined	$310,831	$337,839	$305,915

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$39,197	$51,934	$45,219
Interest capitalized	730	206	356
Portion of rental expense representative of the interest factor	5,594	6,427	5,449
Preferred stock dividends of majority-owned subsidiary companies	80	80	80

Fixed charges as defined	$45,601	$58,647	$51,104

RATIO OF EARNINGS TO FIXED CHARGES	6.82	5.76	5.99

E - 3